July 3, 2025

Hunter Horsley
President
Bitwise Solana ETF
c/o Bitwise Investment Advisers, LLC
250 Montgomery Street, Suite 200
San Francisco, CA 94104

       Re: Bitwise Solana ETF
           Amendment No. 1 to Registration Statement on Form S-1
           Filed June 13, 2025
           File No. 333-283391
Dear Hunter Horsley:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1
General

1.     Please provide us a copy of your fact sheet for our review.
Prospectus Summary
Overview of the Trust, page 1

2. We note your disclosure that "one or more" of the Trust Solana Accounts, designated as "Trust Staking Account(s)," permits the Solana held therein to be staked in accordance with the Trust's staking policy. Please revise to provide a materially complete description of the Trust's staking policy, including disclosure of the percentage of the Trust's Solana to be staked.
3. You state that the Trust's investment objective is to seek to provide exposure to the value of Solana held by the Trust, less the expenses of the Trust's operations and other
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Page 2

       liabilities. Please revise to clarify whether your plans to earn rewards by staking a portion of your Solana are part of your investment objective.
Solana and the Solana Network, page 1

4. Please revise to disclose here the market capitalization of Solana. In addition, please provide quantitative disclosure here and in the first risk factor on page 11 regarding the historic volatility of the price of Solana.
The Trust's Investment Objective and Strategies, page 2

5. Please revise your disclosures throughout to clarify whether the Trust will receive staking rewards in the form of additional Solana and/or cash. As examples only, we note the following:
           your disclosure on page 2 that "[a]s consideration for participating in staking activities, the Trust will receive a portion of the reward generated from such participation in the form of additional Solana..." (emphasis added); your disclosure on page 3 that the "Trust will receive a portion of the staking
           rewards related to [staking] activity, denominated in additional Solana or paid in cash" (emphasis added);
           your disclosure on page 108 that "[d]eposits of cash proceeds received by the
           Trust... from staking rewards will be used to acquire Solana" (emphasis added);
           and
           your disclosure on page 125 that, "If the Trust were to receive staking rewards, likely in the form of additional Solana, any such staking rewards received by the
           Trust would be reportable to Shareholders as taxable income under current IRS guidance" (emphasis added).
       Please revise your disclosure throughout for clarity and consistency. Purchases and Sales of Solana, page 3

6. We note your disclosure in the last paragraph on page 3 that purchases and sales of the
       Trust's Solana may be facilitated through the Prime Execution Agent, an affiliate of the Solana Custodian. Please revise in an appropriate section of the prospectus to describe the potential conflicts of interest associated with such an arrangement and the impact it may have on price.
The Trust's Fees and Expenses, page 5

7. We note your disclosure on page 6 that transfer fees with respect to on-chain transfers to and from a Trust Solana Account to a Solana Trading Counterparty, an Authorized
       Participant or an Authorized Participant Designee will be paid by the Solana
       Custodian. Please revise to clarify whether the Solana Custodian will pay such transfer fees using the Trust's assets.
8.     We note your disclosure on pages 6 and 86 that:
           the Trust is not responsible for paying any fees or costs associated with the transfer of Solana to the Sponsor; and
           "[t]he Trust may incur certain extraordinary, non-recurring expenses that are not
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Page 3

           assumed by the Sponsor, including, but not limited to,... Solana Network fees."
       Please revise to clarify when the Trust is responsible for paying Solana Network fees.
Risk Factors
Solana is a relatively new technological innovation with a limited operating history, page 19

9. To provide context for this risk, please specifically state how long Solana has been traded, and how long it has been traded in the United States.
The Solana Network could be vulnerable to attacks..., page 29

10. Please expand this risk factor to discuss any risks from other potential forms of attack against the Solana Network, including, for example, "the significant disruption, later attributed to a type of denial of service attack," that the Solana Network experienced on September 14, 2021, as disclosed on page 74 under "Forms of Attack Against the
       Solana Network."
Staking activities subject the Trust to risks..., page 41

11. On page 42, you disclose that the Trust "intends to manage liquidity by maintaining a portion of its Solana in an unstaked, freely transferable form" and the Trust may "rely on alternative liquidity arrangements." In an appropriate section of the prospectus, please revise to disclose the material terms of any policies and procedures you have in place to manage liquidity in this regard. Please also describe in greater detail the risks posed to an effective arbitrage mechanism.
Possible illiquid markets may exacerbate losses or increase..., page 49

12. To provide context for this risk, please provide quantitative disclosure discussing the size and liquidity of the Solana market, and compare the size and liquidity of the
       Solana market to that of crypto assets that underlie other currently available exchange traded products.
The IRS may disagree with or seek to challenge the Trust's treatment as a grantor trust, page
57

13. Please revise this risk factor to describe in greater detail the reasons for the uncertainty associated with the Sponsor's position that the Trust is properly treated as a grantor trust. Please also describe the consequences to the Trust and its shareholders if the Trust does not qualify as a grantor trust.
Solana, Solana Market and Regulation of Solana
Solana Market and Solana Digital Asset Trading Platforms, page 72

14. Please revise to add a brief discussion of the Solana futures markets. The Trust and Solana Prices
Staking, page 77

15. We note your disclosure that, "Under the Staking Agreement, the Staking Agent is entitled to a percentage of the staking rewards generated by the Trust's staking program. In addition, the Sponsor may be entitled to receive a percentage of the
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Page 4

       staking rewards generated by the Trust's staking program." Please address the following in your next amendment or response letter, as applicable:
           Revise to disclose in greater detail the material terms of the Staking Agreement.
           Please provide quantified disclosure regarding the percentages of the staking rewards to which the parties (i.e., the Trust, the Sponsor and the Staking Agent)
           are entitled and/or an explanation of how such amounts are determined. Also, please disclose the term of the agreement and the termination provisions thereof, as applicable.
           Revise to disclose the circumstances under which the Sponsor "may" be entitled to receive a percentage of the staking rewards, as you state. Revise to identify the Staking Agent, or tell us when you intend to do so.
Pricing Benchmark Methodology, page 80

16. We note your disclosure on page 82 that the Benchmark Provider data is used under license as a source of information for the Trust's products. When available, please disclose the material terms of any license agreement that the Benchmark Provider and the Sponsor have entered into, including the obligations of each party and the term and termination provisions. Please also file the agreement as an exhibit to your registration statement if required by Item 601 of Regulation S-K. Calculation of NAV, page 83

17. Please revise to disclose whether the Sponsor has agreements with any third parties for use of their valuation methods, and disclose whether the Sponsor has a license to use a secondary index. If so, please identify the third parties and the secondary index and describe how the value of Solana is calculated by the valuation methods of such third parties and the secondary index.
Custody of the Trust's Assets, page 92

18. You disclose that the Solana Custodian will keep a "substantial portion" of the private keys associated with the Trust's Solana in cold storage or "similarly secure technology" with any remainder held in a Hot Solana Account. Please revise to disclose the percentage of the Solana that is held in cold storage and describe the
       "similarly secure technology" used to hold the private keys.
Creation and Redemption of Shares, page 103

19. Please revise to disclose whether any costs or transaction fees associated with creations and redemptions are payable by the Trust.
20. Please revise to identify the Authorized Participants that have Authorized Participant
       Agreements that allow for only cash, only in-kind, and both cash and in-kind creations and redemptions.
Creation Procedures, page 104

21. For creations, please clarify whether any excess cash will be returned to the
       Authorized Participants to the extent that the cash deposit amount exceeds the execution price of the Solana acquired.
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Page 5

Conflicts of Interest, page 108

22. Please revise this section to address any potential conflicts of interest between the
       Trust and the Prime Execution Agent, the Trade Credit Lender and the Solana Trading
       Counterparties, as applicable.
Governing Law; Consent to Delaware Jurisdiction, page 114

23. We note the statement on page 114 that each Shareholder consents "to the exclusive jurisdiction of the courts of the State of Delaware and any federal courts located in
       Delaware" and that, pursuant to the Trust Agreement, such clause "shall not apply to causes of action for violations of U.S. federal or state securities laws." Please direct us to the portion of the Trust Agreement that contains these provisions.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Kate Tillan at 202-551-3604 or Mark Brunhofer at 202-551-3638 if
you have questions regarding comments on the financial statements and related matters. Please contact David Lin at 202-551-3552 or Justin Dobbie at 202-551-3469 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Crypto
Assets
cc:   Richard Coyle